April 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Alla Berenshteyn

Re:	XBiotech Inc.

Registration Statement on Form S-1, as amended

File No. 333-201813

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, W.R. Hambrecht + Co., LLC, as the underwriter of the offering pursuant to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), hereby joins in the request of XBiotech Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 1:00 p.m. (Eastern time) on April 14, 2015 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement during the period of March 27, 2015 to April 10, 2015:

To Whom Distributed

Prospective underwriters, dealers, institutional investors and others

Number of copies

850

In connection with the preliminary prospectus distribution, we are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

W.R. Hambrecht + Co., LLC

By:	W.R. Hambrecht + Co., LLC

By	/s/ Whitney White
Authorized Officer